Exhibit 99.2

XP Inc.
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman
KY1-1104
Cayman Islands

PROXY STATEMENT

General

The board of directors of XP Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders (the “AGM”) of the Company to be held on October 6, 2023 at 10:00 a.m. (BRT). The AGM will be held at the offices of the Company located at Av. Chedid Jafet, 75, Torre Sul, 30th Floor, Vila Olímpia, São Paulo SP 04551-065, Brazil in accordance with Cayman Islands law. Shareholders are able to submit a proxy or, if they wish to attend in person, to participate in the AGM by physically attending the offices of the Company or attending in a virtual form. The details of how to participate virtually at the AGM are set out in the accompanying proxy card.

On or about September 22, 2023, we first mailed to our shareholders our proxy materials, including our proxy statement, the notice to shareholders of our AGM and the proxy card, along with instructions on how to vote using the proxy card provided therewith. This proxy statement can also be accessed, free of charge, on the Investor Relations section of the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/ and on the SEC’s website at https://www.sec.gov.

Record Date, Share Ownership and Quorum

Only the holders of record of Class A common shares (the “Class A Common Shares”) and Class B common shares (the “Class B Common Shares” and together with the Class A Common Shares, the “Common Shares”) of the Company as at the close of business on September 8, 2023, Eastern Time (the “Record Date”) are entitled to receive notice of and attend the AGM and any adjournment thereof. No person shall be entitled to vote at the AGM unless it is registered as a shareholder of the Company on the record date for the AGM.

As of the close of business on the Record Date, 547,026,933 Common Shares were issued and outstanding, including 435,366,147 Class A Common Shares and 111,660,786 Class B Common Shares. One or more shareholders holding not less than 50% in aggregate of the voting power of all shares in issue and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, constitutes a quorum of the shareholders.

Voting and Solicitation

Each Class A Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the AGM. Each Class B Common Share issued and outstanding as of the close of business on the Record Date is entitled to ten votes at the AGM. Each ordinary resolution to be put to the vote at the AGM will be approved by a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM and each special resolution to be put to the vote at the AGM will be approved by at least two-thirds of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM.

Voting by Holders of Common Shares

Common Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the AGM in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the AGM, or at any adjournment thereof. Where any holder of Common Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on October 5, 2023, to ensure your representation at our AGM.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of American Stock Transfer & Trust Company, LLC (“AST”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of AGM and the proxy card will be sent to you by AST. You may provide voting instructions by returning a proxy card. You also may attend the AGM and vote in person, by either physically attending the offices of the Company or attending in a virtual form. If you own Common Shares of record and you do not vote by proxy or in person at the Annual Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of AGM and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the AGM, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the meeting and present your voting information card.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the AGM by submitting a written notice of revocation to our Investor Relations Department at ir@xpi.com.br, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the AGM and voting in person. A beneficial owner owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM. If you are not planning to attend in person our AGM, to ensure your representation at our AGM, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on October 5, 2023.

PROPOSAL 1:

APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

The Company seeks shareholder approval and ratification of the Company’s 2022 audited consolidated financial statements (the “Audited Accounts”) in the form presented at the AGM, which have been prepared in accordance with International Financial Reporting Standards, in respect of the fiscal year ended December 31, 2022. A copy of the Company’s Audited Accounts is available on the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022.

PROPOSAL 2:

APPROVAL AND RATIFICATION OF THE APPOINTMENT OF FREDERICO SEABRA DE CARVALHO AS AN INDEPENDENT DIRECTOR

The Company seeks shareholder authorization to appoint Frederico Seabra de Carvalho as an independent director of the Company to serve in accordance with the Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE APPOINTMENT OF frederico seabra de carvalho as an independent director.

PROPOSAL 3:

APPROVAL AND RATIFICATION OF THE RE-APPOINTMENT OF EACH OF Guilherme Dias Fernandes Benchimol, Bruno Constantino Alexandre dos Santos, Bernardo Amaral Botelho, Fabrício Cunha de Almeida, Martin Emiliano Escobari Lifchitz, Gabriel Klas da Rocha Leal, Luiz Felipe Amaral Calabró and Cristiana Pereira AS DIRECTORS

The Company seeks shareholder authorization to re-appoint each of Guilherme Dias Fernandes Benchimol, Bruno Constantino Alexandre dos Santos, Bernardo Amaral Botelho, Fabrício Cunha de Almeida, Martin Emiliano Escobari Lifchitz, Gabriel Klas da Rocha Leal, Luiz Felipe Amaral Calabró and Cristiana Pereira as a director of the Company to serve in accordance with the Memorandum and Articles of Association of the Company.

The affirmative vote by the holders of a simple majority of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE REAPPOINTMENT OF EACH OF Guilherme Dias Fernandes Benchimol, Bruno Constantino Alexandre dos Santos, Bernardo Amaral Botelho, Fabrício Cunha de Almeida, Martin Emiliano Escobari Lifchitz, Gabriel Klas da Rocha Leal, Luiz Felipe Amaral Calabró and Cristiana Pereira AS DIRECTORS.

PROPOSAL 4:

APPROVAL OF THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company seeks shareholder authorization to approve the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form uploaded to the Investor Relations section of the Company's website on or before the date of the Notice of the AGM. A copy of the Third Amended and Restated Memorandum and Articles of Association is available on the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/.

The amendments in the Third Amended and Restated Memorandum and Articles of Association are primarily being made to remove the references in the Second Amended and Restated Memorandum and Articles of Association to the Shareholders Agreement dated 29 November 2019 (as amended from time to time) between certain shareholders of the Company and the Company, as intervening party, which has now been terminated, and to also include other consequential changes as a result of such termination. In particular, the agreed conversion rights for the conversion of Class B Common Shares to Class A Common Shares have been hardwired into the Third Amended and Restated Memorandum and Articles of Association and provide that the Class B Common Shares will convert into Class A Common Shares (i) at the option of the holder of such Class B Common Shares; (ii) prior to any transfer through a designated stock exchange; and (iii) automatically at such time the total voting power of the holders of Class B Common Shares represents less than 10% of the voting share rights of the Company. Additional administrative changes have been made in the Third Amended and Restated Memorandum and Articles of Association to provide flexibility for the Board to appoint any person to act as chairman of any general meeting, confirm that the Board may appoint additional directors on an interim basis and for the Board to appoint any person to any committee established by the Board (subject to applicable law and the listing rules of any Designated Stock Exchange).

The affirmative vote by the holders of at least two-thirds of the votes cast, by or on behalf of, the shareholders attending and voting at the AGM is required for this proposal. If proxies are properly submitted by signing, dating and returning a proxy card, Common Shares represented thereby will be voted in the manner specified therein. If not otherwise specified, and the proxy card is signed, Common Shares represented by the proxies will be voted in favor of this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE THIRD AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

COMPANY INFORMATION

A copy of this proxy statement can be accessed free of charge, on the Investor Relations section of the Company’s website at https://investors.xpinc.com/en/news-events/shareholder-meetings/.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the Common Shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Dated: September 22, 2023

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